May 9, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Tim Buchmiller, Senior Attorney

Re:	Summit Wireless Technologies, Inc.

Registration Statement on Form S-1

File No. 333- 230952

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Alexander Capital, L.P., as the representative of the several underwriters, hereby joins in the request of Summit Wireless Technologies, Inc. for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective as of 5:00 p.m. Eastern Time on Monday May 13, 2019, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through May 9, 2019, we distributed an aggregate of approximately 500 copies of the Preliminary Prospectus, dated April 18, 2019, to potential investors.

The undersigned has and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page to Follow]

Very truly yours,

ALEXANDER CAPITAL, L.P.

As Representative of the Several Underwriters
Named in the Underwriting Agreement

By:	/s/ Michele Misiti
Name: Michelle Misiti
Title: Director of Operations

[Signature Page to Underwriters’ Acceleration Request]